SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Integra LifeSciences Holdings Corporation
(Name of Issuer)
Common stock, $.01 par value
(Title of Class of Securities)
457985208
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457985208	13G	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON: Richard E. Caruso, Ph.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		91,235 shares*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,633,543*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		91,235*

WITH:	8	SHARED DISPOSITIVE POWER

6,633,543*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,724,778 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Includes 53,164 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2010. Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation and The Uncommon Individual Foundation as described in this Schedule 13G (Amendment No. 7) except to the extent of his pecuniary interest therein.

CUSIP No.	457985208	13G	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON: Tru St Partnership LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,591,205 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,591,205 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,591,205 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	23.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	457985208	13G	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON: Provco Leasing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,614,543 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,614,543 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,614,543 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	23.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	457985208	13G	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON: The Uncommon Individual Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,000 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		19,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.067%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page	6	of	11	Pages
Item 1.
(a)	Name of Issuer: Integra LifeSciences Holdings Corporation

(b)	Address of Issuer’s Principal Executive Offices: 311 Enterprise Drive, Plainsboro, New Jersey 08536
Item 2.
(a)	Name of Person Filing: See (c) below.

(b)	Address of Principal Business Office or, if none, Residence: See (c) below.

(c)	Citizenship:

Richard E. Caruso Ph.D. 795 East Lancaster Ave., Suite 200 Villanova, Pennsylvania 19085 United States citizen

Tru St Partnership LP 795 East Lancaster Ave, Suite 200 Villanova, Pennsylvania 19085 Pennsylvania limited partnership

Provco Leasing Corporation 1105 N. Market Street. Suite 602 Wilmington, Delaware 19810 Delaware corporation

The Uncommon Individual Foundation 795 East Lancaster Ave, Suite 204 Villanova, Pennsylvania 19085 Pennsylvania corporation

(d)	Title of Class of Securities: common stock, $.01 par value.

(e)	CUSIP Number: 457985208
Item 3.	Not applicable.

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: As of December 31, 2009, Dr. Caruso may be deemed the beneficial owner of 6,724,778 shares of common stock. He individually holds 38,071 shares and holds options to purchase 53,164 shares of common stock that are exercisable within 60 days of February 1, 2010. Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 6,591,205 shares of common stock. Dr. Caruso is the president and sole director of Provco Leasing Corporation (‘Provco Leasing”). Provco Leasing is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 23,338 shares of common stock. The

Page	7	of	11	Pages
Uncommon Individual Foundation is the beneficial owner of 19,000 shares of common stock. Dr. Caruso is the founder and chief executive officer of The Uncommon Individual Foundation. Dr. Caruso disclaims beneficial ownership of shares held by Tru St, Provco Leasing and The Uncommon Individual Foundation except to the extent of his pecuniary interest therein.

(b)	Percent of Class: Based on 28,480,778 shares of the Issuer’s common stock outstanding as of October 30, 2009 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2009: Dr. Caruso may be deemed the beneficial owner of 23.6% of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 23.1% of the Issuer’s common stock; Provco Leasing may be deemed the beneficial owner of 23.2% of the Issuer’s common stock and The Uncommon Individual Foundation may be deemed the beneficial owner of 0.067% of the Issuer’s common stock.

(c)	The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)	Sole power to vote or direct the vote. Dr. Caruso may be deemed to have sole power to vote or direct the vote of 91,235 shares of common stock based on his ownership of 38,071 shares and options to purchase 53,164 shares of common stock that are exercisable within 60 days of February 1, 2010.

(ii)	Shared power to vote or direct the vote. Dr. Caruso, Tru St, Provco Leasing and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 6,633,543 shares of common stock. Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 6,591,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 6,614,543 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to share the power to vote or direct the vote with respect to 19,000 shares of common stock.

(iii)	Sole power to dispose or direct the disposition. Dr. Caruso has sole power to dispose or control the disposition of 91,235 shares of common stock based on his ownership of 38,071 shares and options to purchase 53,164 shares of common stock that are exercisable within 60 days of February 1, 2010.

(iv)	Shared power to dispose or direct the disposition. Dr. Caruso, Tru St Provco Leasing and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or shared power to direct the disposition of 6,633,543 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 6,591,205 shares of common stock. Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 6,614,543 shares of common stock. Dr. Caruso and The Uncommon Individual Foundation may be deemed to have shared power to dispose of or direct the disposition of 19,000 shares of common stock.

Page	8	of	11	Pages
Item 5.	Ownership of Five Percent or less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification: Not applicable.
Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2010	/s/ Richard E. Caruso
Richard E. Caruso, Ph.D.

TRU ST PARTNERSHIP LP
By:	/s/ Richard E. Caruso
Its: President

PROVCO LEASING CORPORATION
By:	/s/ Richard E. Caruso
Its: President

THE UNCOMMON INDIVIDUAL FOUNDATION
By:	/s/ Richard E. Caruso
Its: President

Page	9	of	11	Pages

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	12

Exhibit B	Joint Filing Agreement	13